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	February 22, 2017	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR

Samantha Brutlag

Attorney

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock 2022 Global Income Opportunity Trust
(File Nos. 333-214922 and 811-23218)

Dear Ms. Brutlag:

Thank you for your oral comments on February 21, 2017 regarding Pre-effective Amendment No. 2 to the Registration Statement on Form N-2 filed by BlackRock 2022 Global Income Opportunity Trust (the “Trust”) on January 26, 2017 (“Amendment No. 2”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to Amendment No. 2 and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (“Amendment No. 3”), which the Trust intends to file on or about the date hereof, and will be marked to show all changes made since the filing of Amendment No. 2.

Your comments are set forth in bold, followed by the Trust’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Amendment No. 3.

Samantha Brutlag

February 22, 2017

Comments and Responses

1.	Please supplementally confirm to us that the Fee Waiver Agreement does not provide for recoupment by the Advisor of amounts waived.

The Trust confirms that the Fee Waiver Agreement does not provide for recoupment by the Advisor of amounts waived.

2.	In footnote 7 of the fee table, please disclose, if true, that the Fee Waiver Agreement is terminable only by the Board prior to its expiration date.

The Trust has made the requested revision. The Trust notes that the Fee Waiver Agreement is terminable prior to its expiration date only upon the vote of a majority of the Independent Trustees of the Trust or a majority of the outstanding voting securities of the Trust.

3.	Please explain why the Trust deleted a paragraph of disclosure under the heading “The Trust’s Investments—Portfolio Contents and Techniques—Collateralized Debt Obligations,” or reinsert comparable disclosure.

The Trust has reinserted comparable disclosure under the heading “The Trust’s Investments—Portfolio Contents and Techniques—Collateralized Debt Obligations.”

* * * * * * *

The Trust is separately requesting acceleration of the effectiveness of the Registration Statement such that it will become effective on February 23, 2017. Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon